VIA EDGAR

April 12, 2023

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Crypto Assets
100 F. Street, N.E.
Washington, D.C. 20549-3561
Attention: Jessica Livingston

Re:	Stronghold Digital Mining, Inc.
Registration Statement on Form S-3
File No. 333-271151

Ladies and Gentlemen:

On behalf of Stronghold Digital Mining, Inc., and pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the undersigned hereby requests that the effective date of the above-referenced Registration Statement on Form S-3 be accelerated to 4:30 P.M., Washington, D.C. time, on April 14, 2023, or as soon as practicable thereafter.

Thank you for your assistance in this matter.

[Signature Page Follows]

Securities and Exchange Commission
April 12, 2023

Very truly yours,

STRONGHOLD DIGITAL MINING, INC.

By:	/s/ Gregory A. Beard
Name:	Gregory A. Beard
Title:	Chief Executive Officer

Enclosures

cc:	Matthew J. Smith, Chief Financial Officer, Stronghold Digital Mining, Inc. Matthew Usdin, General Counsel, Stronghold Digital Mining, Inc.
Daniel M. LeBey, Vinson & Elkins L.L.P.
Shelley A. Barber, Vinson & Elkins L.L.P.